UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Elicio Therapeutics, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
28657F103
(CUSIP Number)
GKCC, LLC
501 Silverside Road, Suite 87AVA
Wilmington, DE 19809
(302) 992-8882
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 19, 2024
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box. ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28657F103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
Yekaterina Chudnovsky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,043,180(1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,043,180(1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,043,180

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.99%(2)

14	TYPE OF REPORTING PERSON
IN

(1)
Consists of (a) 4,525 shares of the common stock of Elicio Therapeutics, Inc. (the “Issuer”) subject to options, twenty-five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, (b) 1,915,639 shares of the Issuer’s common stock held directly by GKCC, LLC and (c) 123,016 shares of Common Stock underlying Pre-Funded Warrants (as defined below) exercisable within 60 days. Not included are 909,686 shares of Common Stock underlying the Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.

(2)	Percentage ownership is based on 10,221,014 shares of common stock of the Issuer outstanding as of March 18, 2024, as reported by the Issuer to the Reporting Persons.

CUSIP No. 28657F103	SCHEDULE 13D

1	NAMES OF REPORTING PERSONS
GKCC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
2,038,655(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
2,038,655(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,038,655

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
19.95%(2)

14	TYPE OF REPORTING PERSON
PN

(1)
Includes 123,016 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days. The shares are held of record by GKCC, LLC. Yekaterina Chudnovsky has sole voting and investment control over the shares held by GKCC, LLC and may be deemed to beneficially own such shares. Yekaterina Chudnovsky does not directly own any securities of the Issuer. Not included are 909,686 shares of Common Stock underlying the Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.

(2)	Percentage ownership is based on 10,221,014 shares of common stock of the Issuer outstanding as of March 18, 2024, as reported by the Issuer to the Reporting Persons.

Item 3. Source and Amount of Funds or Other Consideration
Item 3 is hereby amended and supplemented as follows:
On March 19, 2024, the Issuer issued to GKCC, LLC pre-funded warrants (the “Pre-Funded Warrants”) to purchase up to 1,032,702 shares of the Issuer’s Common Stock, at a purchase price per Pre-funded Warrant of $5.81, pursuant to a Subscription Agreement, dated March 18, 2024, by and between the Issuer and GKCC, LLC (the “Subscription Agreement”). The gross proceeds to the Issuer were approximately $6.0 million.
The foregoing description of the Subscription Agreement and the Pre-funded Warrants is qualified in its entirety by reference to the full text of the Subscription Agreement and the Form of Pre-funded Warrant, copies of which are filed as Exhibits 1 and 2, respectively, to this Schedule 13D and incorporated herein by reference.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and supplemented as follows:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented as follows:
(a, b) The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. As of the date of this Schedule 13D, Ms. Chudnovsky may be deemed to beneficially own, in the aggregate, 2,043,180 shares of Common Stock, which represents approximately 19.99% of the shares of Common Stock outstanding.
Ms. Chudnovsky’s beneficial ownership consists of (i) an option to purchase up to 4,525 shares of Common Stock, twenty five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter, (ii) 1,915,639 shares of Common Stock held directly by GKCC, LLC and (iii) 123,016 shares of Common Stock underlying Pre-Funded Warrants exercisable within 60 days. Not included are 909,686 shares of Common Stock underlying the Pre-Funded Warrants that are not presently convertible into Common Stock due to a 19.99% beneficial ownership limitation.
The foregoing beneficial ownership percentages are based on (i) a total of 10,221,014 shares of Common Stock outstanding as of March 18, 2024, as provided by the Issuer, and (ii) for purposes of calculating Ms. Chudnovsky’s beneficial ownership percentage, 4,525 shares of Common Stock, twenty five percent (25%) of which vested on the one-year anniversary of December 6, 2022, with the remaining options vesting in equal monthly installments over a two-year period thereafter.
(c)
The response to Item 3 is incorporated by reference herein.  Except as set forth in this Schedule 13D, no transactions in the shares of Common Stock have been effected by the Reporting Persons within the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented as follows:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.
Subscription Agreement, dated as of March 18, 2024, by and between Elicio Therapeutics, Inc. and GKCC, LLC (incorporated by reference to Exhibit 10.1 to Elicio Therapeutics, Inc.’s Form 8-K filed on March 18, 2024).

2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 10.2 to Elicio Therapeutics, Inc.’s Form 8-K filed on March 18, 2024).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2024	/s/ Yekaterina Chudnovsky
Yekaterina Chudnovsky

GKCC, LLC

Dated: March 20, 2024	By:	/s/ Yekaterina Chudnovsky
		Name:	Yekaterina Chudnovsky
		Title:	Manager